Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 3
DATED MARCH 2, 2017
TO THE PROSPECTUS DATED FEBRUARY 2, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated February 2, 2017, as previously supplemented by Supplement No. 1 dated February 17, 2017 and Supplement No. 2 dated February 28, 2017. Unless otherwise defined in this Supplement No. 3, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Questions and Answers About the Offering

The following disclosure replaces the sixth paragraph under the section captioned “Questions and Answers About the Offering — Q: Why are you offering three classes of common stock and what are the similarities and differences between the classes?” beginning on page 12 of the prospectus.

The distribution and stockholder servicing fee is paid on each Class T Share and Class T-3 Share that is purchased in the primary offering. Although the services to be provided to the Class T and Class T-3 stockholders will likely vary depending on the broker-dealer of record, there are numerous ongoing services that might be provided to holders of Class T Shares and Class T-3 Shares, including: acting as a broker-dealer of record for the shares; providing ongoing or regular account or portfolio maintenance for the stockholder; assisting with recordkeeping; assisting with processing distribution payments; assisting with share conversion processing; and discussing with the holders of the Class T and Class T-3 Shares, upon request, any questions related to the financial condition, portfolio composition and the applicable holder’s investment in the Company. Holders of Class T and Class T-3 Shares are expected to continue to receive these ongoing services upon conversion of the applicable shares into Class A Shares. We have not and will not pay the distribution and stockholder servicing fee with respect to Class T Shares or Class T-3 Shares issued under our distribution reinvestment plan or distributed by us to the record holders of Class T Shares or Class T-3 Shares as stock dividends, if any. Although the broker-dealer of record for a Class A stockholder provides similar services to a Class A stockholder, the broker-dealer of record receives no additional compensation for doing so.

The following disclosure replaces the second paragraph under the section captioned “Questions and Answers About the Offering — Q: How should I determine which class of common stock to invest in?” on page 15 of the prospectus.

Furthermore, you should consider whether you qualify for any volume discounts if you choose to purchase Class A Shares.

An investor’s analysis in selecting among Class A, Class T and Class T-3 Shares will depend on numerous variables, certain of which cannot be determined with certainty at the present time. For example, we may decide to reduce or stop paying distributions in the future. In addition, our share repurchase program is subject to numerous restrictions and may be amended, suspended or terminated by the board at any time upon 30 days’ prior written notice. We believe an investor should view an investment in our common stock as a long-term investment and should not assume that the share repurchase program would be available as an exit strategy. See “Risk Factors —Risks Related to Our Business — The amount and timing of distributions, if any, may vary. We have paid in the past and may continue to pay distributions from sources other than cash flow from operations, including the net offering proceeds of this offering.” and “Risk Factors — Risks Related to the Offering — There is no established public trading market for our shares, and our stockholders may not be able to sell their shares under our share repurchase program.” Please review the more detailed description of our classes of shares in the section entitled “Description of Securities” in this prospectus, and consult with your financial advisor before making your investment decision.

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Plan of Distribution

The following information is inserted at the end of the section captioned “Plan of Distribution,” which begins on page 190 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of February 28, 2017.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
Class A Shares
From our sponsor in connection with our formation (4):	8,000.000	200,000	—	200,000

Class A Shares sold in the offering:	1,154,440.108	28,339,812	2,016,143	26,323,669

Class A Shares issued pursuant to our distribution reinvestment plan:	23,919.235	507,881	—	507,881

Total (Class A Shares):	1,186,359.343	29,047,693	2,016,143	27,031,550

Class T Shares
Class T Shares sold in the offering (5):	323,751.677	7,753,852	371,013	7,382,839

Class T Shares issued pursuant to our distribution reinvestment plan:	3,461.695	78,961	—	78,961

Total (Class T Shares):	327,213.372	7,832,813	371,013	7,461,800
Total (Class A and Class T Shares):	1,513,572.715	36,880,506	2,387,156	34,493,350

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)

Organization and offering expenses, excluding selling commissions and dealer manager fees, will not exceed 2.0% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

(4)

In connection with our formation, we sold 8,000 shares of our common stock to our sponsor for an aggregate purchase price of $200,000. These 8,000 shares were subsequently converted into Class A Shares.

(5)

The Company pays a distribution and stockholder servicing fee, subject to certain limits, on the Class T Shares sold in the primary offering in an annual amount equal to 1.0% of the purchase price per Class T Share (or, once reported, the amount of our estimated value per share), payable on a monthly basis. The distribution and stockholder servicing fees are ongoing fees that are not paid at the time of purchase, are not intended to be a principal use of offering proceeds and are not included in the above table.

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